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7/8/02

SECURITIES AND EXCHANGE COMMISSION
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02021721

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| SEC FILE NUMBER |
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| 8-52024 |

RECEIVED JUL - 1 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 154

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 05/01/01 (MM/DD/YY) AND ENDING 4/30/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

**ESA SECURITIES, INC.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

480 ROUTE NINE NORTH
(No. and Street)

ENGLISHTOWN (City) NEW JERSEY (State) 07726 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN DERRICO –PRESIDENT 732-617-2855
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN BUREN & HAUKE, LLC, CPAS
(Name - if individual, state last, first, middle name)

63 WALL STREET, SUITE 2501 (Address) NEW YORK (City) NY (State) 10005 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**ESA SECURITIES, INC.**

## TABLE OF CONTENTS

**This report contains (check all applicable boxes):** **Page**

# AFFIRMATION

I, John Derrico, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of ESA Securities, Inc. (Company) at April 30, 2002 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

John Derrico

John Derrico, President

Sworn and subscribed to before me this 26th day of June, 2002.

Stacey Anderson

STACEY ANDERSON
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JULY 13, 2005

VB&H

Van Buren & Hauke, LLC
Certified Public Accountants

63 Wall Street
Suite 2501
New York, New York 10005

Tel (212) 344-3600
Fax (212) 344-3834
E-mail: VBH@wallstcpas.com

# INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors and Stockholder of
ESA Securities, Inc.

We have audited the accompanying balance sheet of ESA Securities, Inc., at April 30, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ESA Securities, Inc. at April 30, 2002, and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Van Buren + Hauke, LLC

New York, NY
June 18, 2002

**ESA SECURITIES, INC.**
**BALANCE SHEET**
**April 30, 2002**

ASSETS

| | |
|---|---|
| Cash | $ 841 |
| Receivable - brokers/dealers | 186,553 |
| Clearing deposits | 172,373 |
| Securities, at fair value | 156,396 |
| Investment, at cost | 3,300 |
| Total Assets | $ 519,463 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Payable to clearing organization | $ 112,900 |
| Securities sold, not yet purchased, at fair value | 110,046 |
| Total Liabilities | 222,946 |
| Commitments and Contingent Liabilities | |
| Stockholder's Equity: | |
| Common stock, no par value; 100 shares authorized and 100 shares issued and outstanding | 1 |
| Additional paid-in capital | 337,734 |
| Retained Earnings | (41,218) |
| Total Stockholder's Equity | 296,517 |
| Total Liabilities and Stockholder's Equity | $ 519,463 |

See accompanying notes.

# ESA SECURITIES, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED APRIL 30, 2002

| | | |
|---|---|---|
| Revenue: | | |
| Trading gains | $ | 294,917 |
| Commissions | | 171,392 |
| Interest income | | 8,322 |
| Other income | | 6,009 |
| Total revenue | | 480,640 |
| Costs and expenses: | | |
| Management fees | | 340,637 |
| Clearing and brokerage fees | | 242,753 |
| Regulatory fees | | 9,549 |
| Interest | | 3,741 |
| Other | | 2,182 |
| Total costs and expenses | | 598,862 |
| Net (loss) | $ | (118,222) |

See accompanying notes.

ESA SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2002

| | |
|---|---|
| Cash Flows (Used) By Operating Activities: | |
| Net (loss) | $ (118,222) |
| Adjustments to reconcile net income to cash flows (used) by operating activities: | |
| (Increase) in clearing deposit | (22,986) |
| (Increase) in receivable- brokers/dealers | (86,136) |
| Increase in accounts payable | 222,946 |
| (Decrease) in income tax payable | (6,300) |
| Cash Flows (Used) by Operating Activities | (10,698) |
| Cash Flows From Investing Activities: | |
| Investments, at fair value | (132,081) |
| Cash Flows (Used) by Investing Activities | (132,081) |
| Cash Flows From Financing Activities: | |
| Capital contributions | 120,000 |
| Net (decrease) in cash | (22,779) |
| Cash, May 1, 2001 | 23,620 |
| Cash, April 30, 2002 | $ 841 |

See accompanying notes.

# ESA SECURITIES, INC.
# STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
# FOR THE YEAR ENDED APRIL 30, 2002

| | Common Stock | Additional Paid-In Capital | Retained Earnings |
|---|---|---|---|
| Balance, May 1, 2001 | $ 1 | $ 217,734 | $ 77,004 |
| Capital contributions | - | 120,000 | - |
| Net (loss) | - | - | (118,222) |
| Balance, April 30, 2002 | $ 1 | $ 337,734 | $ (41,218) |

See accompanying notes.

## 1. ORGANIZATION AND NATURE OF OPERATIONS

ESA Securities, Inc. (the "Company"), incorporated in the state of New Jersey on May 19, 1999, is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corp. (SIPC). The Company was granted membership in the NASD in February 2000 to conduct a general securities.

The Company is a wholly-owned subsidiary of E Street Access, Inc. (Parent) and has an agreement with the Parent whereby the Parent is obligated to pay for substantially all of the Company's operating expenses without reimbursement from the Company.

The Company's business includes clearing its transactions on a fully disclosed basis through its clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the clearing firm.

## 2. SIGNIFICANT ACCOUNTING POLICIES

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Basis of Presentation**
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment banking.

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year end is April 30.

**Revenues**
Trading gains – The Company trades securities for its own account recording regular-way trades on the settlement date, which is not materially different than trade date. The Company records its gains or losses before accounting for clearing charges. Clearing charges are separately stated charges in the statement of operations.

Commissions – Commissions are recorded on settlement date, which is not materially different than trade date.

**Securities, At Fair Value**

The Company's investments are carried at fair market value. At April 30, 2002, the Company held equities of $130,515, common stock options of $1,800, and mutual funds of $24,080.

**Investment, At Cost**

The Company has an investment in restricted stock, recording and carrying its investment at cost as there is no readily determinable fair value.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2002, ESA Securities, Inc. had net capital of $257,616 which exceeded its required net capital of $100,000. The Company had aggregate indebtedness at April 30, 2002 of $112,900.

## 4. INCOME TAXES

The Company is a wholly-owned subsidiary of E Street Access, Inc. (Parent) and is included in the Parents' consolidated Federal income tax return. The Parent does not allocate Federal income taxes to the Company. The Company files a stand alone state income tax return.

## 5. FAIR VALUE

The Company's financial instruments approximate fair value.

## 6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

# ESA SECURITIES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## FOR THE YEAR ENDED APRIL 30, 2002

| | | |
|---|---|---|
| Net capital: | | |
| Total stockholder's equity | $ | 296,516 |
| (Less) | | |
| Nonallowable assets: | | |
| Investment, at cost | | (3,300) |
| Net capital before haircuts | $ | 293,216 |
| Haircuts on securities positions | | (35,600) |
| Net Capital | $ | 257,616 |
| Aggregate indebtedness | $ | 112,900 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required | $ | 100,000 |
| Excess net capital | $ | 157,616 |
| Percentage of aggregate indebtedness to net capital | | 43.0% |

Note: The net capital calculation filed electronically by the Company on FOCUS Report, Part IIA, for the period ended April 30, 2002 agrees with the above.

VB&H

Van Buren & Hauke, LLC
Certified Public Accountants

63 Wall Street
Suite 2501
New York, New York 10005

Tel (212) 344-3600
Fax (212) 344-3834
E-mail: VBH@wallstcpas.com

## INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
ESA Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of ESA Securities, Inc. (the "Company") for the year ended April 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2002 to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in a company the size of ESA Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Van Buren & Hauke, LLC

New York, NY
June 18, 2002

ESA SECURITIES, INC.
(SEC I.D. No. 8-52024)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 2002
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL